UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 27, 2009

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Results for the third quarter 2009

BBVA obtains €4.2 billion in net attributable profit and boosts core capital to
8%

Ø Strong results have helped BBVA generate 110 basis points of core capital since January and, together with other contributions, this brings the core capital ratio to 8%.

Ø The highly recurrent earnings were supported by buoyant revenues (net interest income was up 19.7%) and by containment costs, which fell 2.4% thanks to the
Group’s Transformation Plan.

Ø Operating income, a fundamental management indicator, rose 13.5%, maintaining its superior performance since the crisis erupted.

Ø BBVA strengthened its leadership among European banks in terms of efficiency with a 3.7 percentage-point improvement year-on-year, bringing the cost/income ratio to 39.7%.

Ø Net additions to non-performing assets continued their steady decline, the cost of risk is stable and the Bank maintains its prudent policy of property purchases in line with plans.

Ø BBVA set aside the €830m it obtained in capital gains from the sale of real estate in Spain, to strengthen its generic NPA provisions

Ø The Group's non-performing assets ratio stands at 3.4%, which compares very favourably with the average of its European competitors, and the quarterly growth of this ratio is slowing.

Ø In the first nine months of the year the Group obtained net attributable profit of €4.18 billion, a decline of 3.3% compared to the same period last year
(excluding one-off items).

Ø BBVA continues to lead the other large financial groups in terms of profitability with ROE at 21.2% and EPS at €1.12. These levels are stable and they are the same as 2008.

Ø The franchises are strong and still growing. Their performance and important ability to generate operating income sets them apart.

Ø The Group took important steps to reinforce its US franchise by acquiring
Guaranty Bank from FDIC.

In the first nine months BBVA obtained net attributable profit of €4.18 billion, which was 3.3% less than the same period last year excluding one-off items (up
1.3% at constant exchange rates). This excellent result was obtained despite the very complex financial and economic environment in which the Group continued to outperform in terms of revenue and profitability for its shareholders. At the same time it moved ahead with building the Bank’s future by strengthening its capital adequacy and the international expansion entailing the purchase of
Guaranty Bank in the United States. In the third quarter the Group achieved net attributable profit of €1.38 billion, an amount similar to the same period last year, despite differencies caused by the timing of dividends and earnings carried by the equity method.

The fundamental factors that characterise BBVA's earnings in the first nine months are highly recurrent revenues, excellent risk management, capital strength, superior profitability and strong franchises that are still growing.
Recurrent income helped it to generate 110 basis points of core capital in the first nine months, which was more than the improvement anticipated for the entire year. Furthermore BBVA used a complementary source of capital by issuing
€2 billion in convertible bonds. As a result in the third quarter the core capital ratio increased to 8% (7.1% at the end of June). The BIS ratio stands at
13.4%.

BBVA's results in the first nine months demonstrate its financial strength and high degree of recurrent revenues. Net interest income rose 19.7% year-on-year thanks to a successful pricing policy and to good management of the balance sheet in the context of the slowdown. The ratio of net interest income to average total assets in September stood at 2.53%, compared to 2.27% a year earlier.

In addition the Group’s operating costs improved faster, falling 2.4% thanks to new benefits from its Transformation Plan. The positive performance in costs
(especially in Spain, Mexico and the USA) led to an important advance in efficiency and the cost/income ratio in September came to 39.7% (an improvement of 3.7 points year-on-year).

The improvements in income and cost boosted operating income 13.5% to €9.27 billion (up 18.1% at constant exchange rates), confirming the solid upward trend. All business areas reported significant increases in this margin.

Operating income is a fundamental management indicator and the increase highlights BBVA's relative strength compared to its competitors. Since the financial crisis erupted two years ago, the Bank’s share of operating income in its reference group has risen 250 basis points to 7.6% and its share of net attributable profit has increased more than 15 percentage points to 19.9%. These achievements confirm its top ranking among large international banks in terms of efficiency and profitability.

BBVA continued to progressively reduce net additions to non-performing assets in the third quarter and the debt recovery policy was successful despite the seasonal effect of summer. It maintains a conservative strategy in respect of property purchases (€104m in the third quarter), a prudent provisioning policy and ample coverage in the form of provisions and collateral.

The Bank decided to use the capital gains obtained from a sale and lease-back operation entailing 948 properties in Spain (mainly branches), to strengthen generic NPA provisions. The total volume of its generic and substandard provisions now stands at €4.66 billion.

The Group’s non-performing asset ratio in September was 3.2%, which compares favourably with that of its European competitors. The growth of this ratio has been slowing in recent quarters and the Group’s cost of risk has stabilised. The coverage ratio is 68%.

BBVA’s net attributable profit in the first nine months came to €4.18 billion, a fall of 3.3% compared to the same period last year excluding one-off operations.
If such operations in the first nine months of last year (€180m net) are taken into account, net attributable profit declined 7.2%.

The recurrency of earnings helped to generate 110 basis points of capital in the first nine months. The Group complemented this by issuing €2 billion in convertible bonds, which will provide greater flexibility in managing capital.
Following these operations BBVA’s core capital in September rose to 8%, compared to 7.1% in the first half and nearly two points more than the end of 2008.

At the end of the third quarter BBVA led the other large European banks in terms of profitability. Its return on equity (ROE) stood at 21.2% and return on assets
(ROA) was 1.11%. These high levels resulted in earnings per share (EPS) of
€1.12, setting the Bank apart from its reference group. At a time when other banks have seen their EPS fall drastically since the beginning of the crisis,
BBVA’s earnings have remained stable.

The most relevant aspects of the BBVA Group’s performance in its main business areas during the third quarter are summarised below:

Ø Recurrent revenues increased. In the year-to-date net interest income rose
19.7% year-on-year thanks to a successful pricing policy and to appropriate management of the balance sheet in the context of a slowdown in business. This positive performance helped to offset the smaller volume of other revenues, helping gross income for the first nine months to grow 6.6% compared to the same period last year (up 9.7% at constant exchange rates).

Ø Operating costs are dropping at a faster rate, falling 2.4% year-on-year in the year to 30-Sep-09. This helped to lift operating income for the same period to €9,274m, an increase of 13.5% compared to the first nine months of last year
(up 18.1% at constant exchange rates).

Ø The Group completed the sale and lease-back of 948 properties in Spain (mainly branches) for €1,154m, generating €830m in capital gains. These gains were used to increase the Group’s generic loan-loss provisions and therefore had no impact on net attributable profit.

Ø Impairment losses on financial assets stabilised further during the quarter, again at around 30% of operating income (excluding the €830m mentioned above).

Ø All business areas contributed to the Group's net attributable profit, which came to €4,179m for the first nine months. As a result BBVA continues to be one of the most profitable big banking groups with an ROE of 21.2% and ROA of 1.11%.

Ø BBVA’s loan portfolio continues to preserve its high quality and to generate good news in terms of risk management. On one hand, gross additions to non-performing assets continue to decline as well as the the well-conceived policy of recoveries, in a context of highly selective purchases of properties.
This helps to slow the growth of the non-performing asset ratio. And on the other hand, the decision to use the capital gains from the sale and lease-back of the bank’s properties to increase the generic provision has improved the coverage ratio. As a result of these developments BBVA ended the quarter with the non-performing asset ratio at 3.4%, 73 basis points lower than the average for its European competitors (based on the latest available figures). The coverage ratio stands at 68%.

Ø Two aspects of the capital base deserve a mention. First, the Group's ability to generate core capital organically was again apparent in the third quarter, contributing 20 basis points. Second, in September the bank placed a €2,000m bond issue, convertible to ordinary shares, which will provide additional flexibility in capital management. Thus core capital rose to 8.0% at 30-Sep-09
(7.1% at 30-Jun-09) and the BIS ratio increased to 13.4% (12.3% at 30-Jun-09).

Ø At the end of the third quarter BBVA also had €1,711m in latent capital gains on its more liquid portfolios of equity holdings. The above is without adding capital gains on other portfolios.

Ø As customary at this time, BBVA paid a second interim dividend of €0.09 per share in cash against 2009 earnings on 12-Oct-09.

Ø The Spain & Portugal Area contributed €1,877m to the Group’s net attributable profit. This was similar to the same period last year. Although banking business is slowing, the more conservative lending performed well in the quarter, including residential mortgages and lending to institutions and large companies.
Savings and current accounts, and pension funds also performed well. As mentioned, gross additions to non-performing assets continued to slow, and as a result the increment in the non-performing asset ratio was less than previous quarters. Lastly, capital gains from the sale and lease-back of real estate were used to strengthen the bank’s balance sheet by allocating them entirely to loan-loss provisions.

Ø The Wholesale Banking & Asset Management Area continued to demonstrate the strength and success of its business model based on customer focus, as reflected by the high percentage of recurrent earnings. Corporate & Investment Banking and
Global Markets enjoyed an excellent quarter, which largely offset lower revenues from divestments of industrial and real estate holdings. Moreover, containment of administration costs and the lower level of loan-loss provisions helped income before tax in the first nine months to increase 16.0% compared to the same period last year. Nonetheless net attributable profit is only 3.7% higher because the capital gains recognised in 2008 were taxed at a low rate.

Ø Despite the significant deterioration of its economy and the drop in business, in Mexico revenues rose 4.8% year-on-year in local currency. Strict control of costs explains the 7.1% rise in operating income. Impairment on financial assets and provisions were at similar levels of previous quarters in a context of deceleration of the growth of the NPA ratio. The improvement in operating income offset the higher provisions and thus net attributable profit was in line with previous quarters (€1,101m for the year-to-date).

Ø In the United States BBVA continued to generate earnings without the need for government help and despite the very difficult economic context. In August BBVA
Compass acquired the operations of Guaranty Financial Group from the Federal
Deposit Insurance Corporation (FDIC). This reinforces the Group's presence in this country, complementing and anticipating BBVA Compass's plans for organic growth in the Sunbelt. This operation is another sign of BBVA’s strength and solid capital position, which allows it to tackle such operations and to take advantage of opportunities even in difficult times such as those in the international financial sector.

Ø Lastly, South America turned in another very positive quarter despite the general business slowdown. Revenues increased significantly and expenses were kept under progressive control without impairing asset quality. In the first nine months the area’s  profits before minority interest came to €1,049m , not far from the BBVA Bancomer’s and net attributable profit rose 27.5% year-on-year to €689m (up 27.8% at current exchange rates).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 10/27/2009	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Chief accounting officer